Caledonia Mining Fourth Quarter 2008 Results Filing Delayed

Toronto, Ontario – April 1, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) regrets to announce an unforeseen delay in the release of its Annual and Q4 2008 results, which were scheduled to have been released on March 31, 2009.

The delay arises from the multi-jurisdictional review procedures that are undertaken by the Corporation’s auditors.

Caledonia regrets this unforeseen and undesirable delay.

Caledonia wishes to reassure shareholders that the delay in securing audit sign-off does not denote that there are any expected significant matters arising from the multi-jurisdictional review.

The auditors have indicated that they expect to sign off on April 1, 2009, following which a press release announcing the Annual and Q4 2008 results will be issued immediately, the necessary filings made on SEDAR and the Annual Financial Statements and the MD&A will be posted on our website www.caledoniamining.com

Shareholders will be notified of the time and date of the management conference call when the Annual and Q4 2008 results are released.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.